MTECH ACQUISITION HOLDINGS INC.

10124 Foxhurst Court

Orlando, Florida 32836

May 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jan Woo, Legal Branch Chief

Re:	MTech Acquisition Holdings Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed April 19, 2019 File: No. 333-228220

Dear Ms. Woo:

MTech Acquisition Holdings Inc. (the “Company”, “MTech Holdings”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2019, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 previously filed for the Staff’s review on April 19, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Amendment No. 2 to Registration Statement on Form S-4 filed April 19, 2019

Unaudited Pro Forma Combined Financial Information, page 46

1.	You indicate that the unaudited pro forma combined statement of operations was prepared using MJ Freeway’s (“MJF”) unaudited historical condensed statement of operations for the year ended December 31, 2018 included elsewhere in your filing. However, financial statements covering this period are not included in your filing. Please clarify how the MJF financial information was derived. Refer to Rule 11-02(c)(3) of Regulation S-X.

We respectfully advise the Staff that the unaudited pro forma combined statement of operations was prepared using MJ Freeway’s unaudited historical condensed statement of operations for the six months ended December 31, 2018, which is included in the Registration Statement, and the MJ Freeway unaudited results from operations for the six months ended June 30, 2018. We have revised our disclosure on pages 46 and 52 of the Amended Registration Statement.

The Business Combination Proposal

MTech’s Board of Directors’ Reasons for the Approval of the Business Combination, page 91

2.	Please include your response to prior comment 1 in your registration statement as assumptions underlying your belief regarding the 50% annual organic revenue growth projections for MJF in the next several years. In addition, discuss the limitations of those assumptions, such as any risks and/or uncertainties regarding your future plans to monetize client data.

In response to the Staff’s comment, we have revised our disclosure to incorporate our prior response and discuss the limitation of assumptions regarding our future plans to monetize client data. Such disclosure can be found on pages 12,13,36, 91 and 92 of the Amended Registration Statement.

In addition, the Staff provided the following oral comment:

3.	In response to the Staff’s prior comment on the exclusive forum provision, you state that the provision will not apply to federal securities law claims. Please include your response to the second risk factor on page 70 of your registration statement.

In response to the Staff’s comment, we have revised the risk factor referenced on page 70 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Scott Sozio
Scott Sozio, Chief Executive Officer
cc:	Ellenoff Grossman & Schole LLP